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                                  ORANCO, INC.
                         1981 East 4800 South, Suite 110
                           Salt Lake City, Utah 84117
                               Tel (702) 939-4728
                               Fax (702) 939-4766



August 4, 2006

Maureen Bauer, Staff Accountant
Division of Corporate Finance
Office of Emerging Companies
450 Fifth Street N.W.
Washington, D. C. 20549

RE: Your letter of dated April 28, 2006 and faxed July 31, 2006

Dear Ms. Bauer:

In regards to your letter , we have filed or are in the process of filing on EDGAR an Amendment # 2 to our 2005 Form 10ksb making the correction you requested. Specifically:

1. As to your comment # 1, we have amended the 31.1 certification 4(a) by eliminating the word "quarterly" which was the fifth word from the end of the paragraph so that the paragraph now reads from that point on as "this report is being prepared".

If you have any questions, please feel free to contact me at the numbers above or our securities counsel, W. Sterling Mason Jr. at Tel 801-527-2402 Fax 801-527-2801.

Sincerely,


S/ Claudio Gianascio
Claudio Gianascio, CEO and CFO






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